COLUMBIA FUNDS VARIABLE INSURANCE TRUST

225 Franklin Street

Boston, MA 02110

March 4, 2015

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Variable Insurance Trust (the “Registrant”)
Variable Portfolio – Goldman Sachs Commodity Strategy Fund (the “Fund”)
Preliminary Proxy Statement

Dear Mr. Cowan:

Registrant is filing a preliminary proxy statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 to address the following issue at a special meeting of shareholders expected to be held on April 24, 2015:

Proposal: To approve a transaction that will result in the liquidation of the Fund and the substitution of shares of Columbia Variable Portfolio – Cash Management Fund, a series of Columbia Funds Variable Series Trust II, for shares of the Fund held by participating insurance companies on behalf of contract owners.

If you have any questions regarding this filing, please contact either me at (617) 385-9536 or Heidi Brommer at (612) 671-2403.

Sincerely,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Vice President and Secretary Columbia Funds Variable Insurance Trust